UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549






      October 8, 2004

Via U.S. Mail and Facsimile

Patrick A. Milberger, Esq.
Senior Vice President
Knoll, Inc.
1235 Water Street
East Greenville, PA 18041

Re:	Knoll, Inc.
	Registration Statement on Form S-1
	File No. 333-114840
	Filed September 10, 2004

Dear Mr. Milberger:

We have reviewed your filing and have the following comments. Please note that we have limited our review to transactional matters. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update the information in the document, including the status of your planned refinancing that you expected would close in
September.

2. All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. In particular, please provide us with Exhibit 5.1. Understand that we will need adequate time to review these materials before accelerating effectiveness.

3. Complete all non-430A information in your next amendment, or as soon as possible, including the number of shares being offered and the price range. We may have additional comments based upon this information and will need time to review it once filed. Note that without this information, you do not have a Section 10(a) prospectus and cannot rely on Rule 134 to publish notices about this offering.

4. In addition to the foregoing information about your offering that is missing, we note a number of instances throughout your prospectus where it appears that information may have been omitted inadvertently. For example, at the end of the risk factor "We are highly leveraged ..." on page 12, your entire capitalization and dilution tables, and most other information that would be presented in tabular format appears to be missing. Please revise to include this information and note that we will need sufficient time to review it and may have comments on it.

5. Your prospectus contains a lot of repetitive disclosure. One example is your summary description of your business, which appears beginning on page 1 and appears, verbatim, beginning on pages 27 and
40. Please review and revise your entire prospectus as necessary to eliminate unnecessarily repetitive disclosure. We may have specific additional comments after we review your response.

6. We note that you refer to third-party appraisers with regard to determining the fair value of your common stock, the fair values of intangible assets, and certain estimates related to employee benefits. Either identify these third parties, or delete your references to them. We remind you that if you identify and refer to a third party, you must include their consent in the S-1. Refer to
Section 436(b) of Regulation C.

7. Identify your primary publicly held competitors that you compare yourself to throughout the filing.

8. To the extent applicable, confirm that your future 1934 Act filings will comply with the comments in this letter.


Table of contents, page i

9. Revise the language in the bold faced paragraph to remove any implication that the prospectus you deliver to investors is not materially accurate.

Prospectus summary, page 1

10. While we realize that you may have included this information elsewhere in the prospectus, please revise the disclosure in the Summary section to provide relevant balancing information. For example, under Our Competitive Strengths, you discuss your "significant market position", yet disclosure elsewhere in your prospectus discusses the fact that you face significant competition and may have difficulty capturing sales. You should also balance statements about your net revenues, operating income, and net income for the twelve months ended June 30, 2004, with disclosure about the downward trend over the past three years in all of these items. Please review and revise all of your disclosure in the Summary with this comment in mind.

Risk factors, page 10

11. Please revise this section in order of importance to investors.
It does not appear that, as written, it presents first the most pressing risks to your investors at this time.

12. Please review all risk factors as necessary to comply with the comments in this section. We may have additional, more specific comments on this section once we review your amended filing:

* Many of your risk factor headings merely state a fact without specifying the resulting risk. Review each risk factor heading, and revise them as necessary to specify clearly the risk.

* Please review and revise your risk factors, to the extent possible, to avoid generic conclusions that the risk would have a material adverse effect on your business or that it "adversely affects" your business or financial condition.

* Some of your captions and discussions describe generic risks that would apply to any company, or contain disclosure that, in fact, suggests that there is no risk. Revise your captions and discussions to make clear how the risks apply directly to you or investors in this offering, or delete these risk factors. See, for example, "Our strategy to achieve growth ..." (page 10 )and "We may not be able to manage our business ..." (page 11).

* Generally, some of your risk factors state that you "cannot assure" a certain event. The risk is not your inability to assure or guarantee, but the negative consequence being discussed. Please revise.

We are highly leveraged, and ..., page 12

13. Please discuss the limitations on your ability to incur additional debt, and disclose the maximum amount of additional debt you can incur.

We are subject to restrictions ..., page 12

14. Disclose that a default on your secured debt could result in a foreclosure on substantially all of your and your subsidiaries` assets and what that means with respect to your ability to operate as a going concern.

Management`s discussion and analysis of financial condition, page
27

15. Please provide, in this section, more information about your current intentions to issue stock under your various stock plans, or provide a cross-reference to detailed information elsewhere in the document.

Critical accounting policies, page 28

16. Please amend this section to address the following:

* Provide separate information for evaluating whether trademarks and/or goodwill is impaired. Specifically, discuss your methodology for estimating each fair value; a summary of the key estimates made in preparing each valuation; and the sensitivity of those assumptions.

* Revise your warranty discussion to disclose and discuss the decline in this liability balance during each period presented, and to address the adequacy of this accrual as of the most recent balance sheet date.

* Revise your employee benefits discussion to include the impact of a plus or minus one-percent change in the discount rate and the expected return on plan assets.

* Revise your commitments and contingencies discussion to provide quantitative and qualitative information about your significant judgments and estimates.

* Revise your discussion of income taxes to address how you determined the realizability of your deferred tax assets and the amount of the valuation allowance. To the extent applicable, quantify the amount of taxable income you must generate to fully realize your deferred tax assets.

* Include a sensitivity analysis for your interest rate collars
(e.g., the impact of a one percent change in interest rates).

Refer to SEC Interpretive Release No. 33-8350, SEC Other Release
No.
33-8040 and SEC Proposed Release No. 33-8098 for guidance.

Results of operations, page 31

17. When you list several items as the cause for changes in your results, quantify the effect of each item that you identify. Refer to Item 303(a)(3) of Regulation S-K. Expand your MD&A to provide context for the reader to understand the extent to which each of these items (and similarly worded disclosures) resulted in sales or cost changes in the current period versus the prior period. Revise your filing to describe the specific impact of each underlying reason for material changes in line items, and provide a context within which a reader can discern the importance of each reason.

18. We note you have incurred costs for product development. Please clarify whether these costs meet the definition of research and development under SFAS 2. If they do, revise your financial statements to include the disclosure required by paragraph 13 of SFAS
2.

19. Please revise your discussion to include additional detail, qualitative and quantitative, that the impact of increasing raw material costs, specifically for steel and plastic, has had and is expected to have on cost of goods sold and gross profit margins. In addition, include commodity risks as part of your quantitative and qualitative disclosures about market risk, or tell us why you do not believe any additional disclosure is required.

20. Revise your discussion of other income (expense), net to provide a more detailed explanation of the reasons for material changes during each period, including the foreign-exchange loss in 2003.

21. Revise your income-tax expense discussion to provide a more detailed explanation regarding your mix of pretax income and the resulting three-percent increase in your effective tax rate for the six months ended June 30, 2004. Your annual discussion should also be revised accordingly.

22. Provide additional information in your December 31, 2003 results of operations discussion regarding the pricing pressures you have faced and your expectations of future pricing pressure issues.

23. In light of the guidance contained in Interpretation:
Commission
Guidance Regarding Management`s Discussion and Analysis of
Financial
Condition and Results of Operations (Commission`s MD&A Guidance) issued on December 19, 2003, please consider whether a tabular presentation of the relevant financial or other information might help a reader`s understanding of MD&A. Material disclosures in this regard might include, among other things, percentage change in sales resulting from volume changes, price changes and other factors, macroeconomic indicators most closely linked to company performance
(e.g., interest rates, inflation), etc. In light of our preceding comments as well, you may wish to revise your filing to provide such disclosure.

     Liquidity and capital resources, page 35

24. Please state the aggregate amount drawn down on your credit facilities as of the most recent practicable date.

25. Revise your liquidity and capital resources discussions to provide information about the six-month period ended June 30, 2004 and as of the most recent date practicable to reflect the refinancing. If proceeds from the refinancing will be used to pay a dividend to shareholders, as noted on page 36, present pro forma disclosures that adequately reflect the impact of the dividend on equity (including on the face of the historical balance sheet) and earnings per share.

26. We note the significant declines in other current liabilities and other non-current liabilities during the periods presented. If the declines related to items that impacted net income, please revise MD&A to disclose and discuss the reasons for each item and the impact of each item on net income.

27. We note that long-term debt is significant. Include a discussion of your material financial debt covenants, including actual and required ratios for the periods presented, unless management believes that the likelihood of default is remote. See Section 501.03 of the
Codification of Financial Reporting Policies.

28. Please complete your contractual obligations table for your purchase obligations and include other liabilities under GAAP that may create obligations, including pension and postretirement obligations. In addition, if the refinancing is not completed, adequately address how you intend to pay the significant amount of debt maturing in 2005. Refer to Item 303(a)(5) of Regulation S-K and
Release No. 33-8182 for guidance.

29. Liquidity generally should be discussed on both a long-term and short-term basis. Accordingly, please elaborate on the sufficiency of your resources to fund working-capital requirements and capital expenditures on a long-term basis. Please state whether the company currently has plans to repay, refinance, or extend its term loans as they come due, and discuss the consequences to the company if it fails in its efforts to do so. See Regulation S-K, Item 303(a), Instruction #5.


Business, page 40

30. With regard to statements you make about the industry and your market share, to the extent that you are making these statements in reliance on third-party sources, please:

* provide us supplemetnally with a copy of any study or report that you cite and highlight the portions of it that you rely upon or refer to in your disclosure;
* supplementally advise us whether you funded or were otherwise affiliated with the studies or reports that are publicly available;
and
* either file consents for sources that are not publicly available, or explain why you are not required to do so under Rule 436 of Regulation C and Section 7 of the 1933 Securities Act.

31. Disclose the basis for your belief that you are a leading designer and manufacturer of branded office furniture products, and describe the measure by which you are believe you are "leading".

32. We note that you provide general references to your operations in foreign markets. Please consider discussing, with greater particularity, the risks that arise from your operations in specific foreign markets.

33. Please identify with more specificity how you obtain materials.
Also, if material, discuss the extent of the price volatility of your raw materials (such as the percentage by which prices have fluctuated over the past few years) and the extent of the price volatility of the products you carry. See Item 101(c) of Regulation S-K. We also note that you have risk-factor disclosure in this regard.

34. Please state the volume of materials that you purchase from overseas. If material, please elaborate on this disclosure, identifying the principal countries from which you purchase supplies and the risks that arise from doing business with suppliers in specific foreign markets. We note that you have a risk factor that alludes to risks associated with manufacturing products worldwide, and we note your several references to your global sourcing initiative.

35. If material, disclose the amount of advertising, marketing, and sales expense for the past three years.

36. If recent, indicate the approximate dates and duration of the work stoppages to which you refer on page 56.

37. As part of the description of your business, discuss your practices relating to working capital items, as Item 101(c)(vi) of Regulation S-K requires.

38. With respect to the non-material claims that you reference under the heading Legal Proceedings on page 56, supplementally confirm that no disclosures are required pursuant to Item 103 of Regulation S-
K,
taking into account instructions 2 and 5 to that Item.

Management, page 57

39. Please revise to explain the goals that must be met prior to awarding members of your senior management team their target annual bonuses.

40. Please name all the directorships that members of management hold in other public companies. Refer to Item 401(e)(2) of Regulation
S-
K.

Certain relationships and related transactions, page 67

41. Please discuss whether you believe each of the transactions and relationships that you report in this section is on terms that are at least as fair to the company as you would expect to negotiate with unaffiliated third parties.

Description of certain indebtedness, page 72

42. Please summarize the financial covenants in reasonable detail.

Shares eligible for future sale, page 74

43. Please state the number of shares that are subject to the registration rights agreement.

Underwriting, page 79

44. Indicate any current intentions to release shares subject to the lock-up agreement, and disclose what factors will be used in any determination to release those shares. Also, describe any exceptions to the lock-up.

45. Supplementally, please advise whether a prospectus in electronic format may be made available online and whether prospective investors may be allowed to place orders online. If so, please also provide the following information:

* Regarding the availability of the prospectus online:

o Provide us also with copies of all information concerning your company or prospectus that has appeared online. If you subsequently enter into any such arrangements, promptly supplement your response.

o tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus online.
If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement.

* Regarding the placement of orders online:

o Advise which of your underwriters, will engage in any electronic offer, sale, or distribution of the shares. Describe the procedures to be used to us supplementally, or confirm that the Division`s Office of Chief Counsel has reviewed and approved these procedures.
If you become aware of any members of an underwriting syndicate that your underwriters may form that may engage in electronic offers, sales, or distributions after you respond to this comment, promptly supplement your response to identify those members, and provide us with a description of their procedures or a similar confirmation. We may have additional comments upon review of your response.

46. We note that you intend to conduct a directed share program.
Please provide us supplementally with copies of all of the materials that you have sent or intend to send to directed share participants.

Validity of securities, page 82

47. Please revise to state the "certain legal matters" on which counsel will opine.

Where you can find more information, page 82

48. Please disclose Knoll Inc.`s S.E.C. file number.

Knoll, Inc. consolidated financial statements for the year ended
December 31, 2003

   Consolidated balance sheets

49. Separately state the amount of goodwill for each period presented on the face of the balance sheet, in accordance with paragraph 43 of
SFAS 142.

   2.  Summary of Significant accounting policies

50. Please include your policies for recognizing incentives and accounting for advertising costs, or tell us why you believe such disclosures are not required. Refer to EITF 01-9 and SOP 93-7, respectively, for guidance.


   2. Summary of Significant accounting policies, Revenue recognition, etc.

51. We note that you ship your products to dealers. Please tell us more about these arrangements including when you recognize revenue for products shipped to dealers and to end customers. In addition, please tell us the payment terms and return provisions for sales to dealers and sales to end customers. If there are any differences, clarify your revenue recognition policy accordingly.

52. Based on your use of the term "usually," expand your policy to identify each instance when you recognize revenue other than upon the shipment of products to clients. Provide sufficient information to explain: (a) the nature of these transactions; (b) when title and risk of ownership pass; and (c) the authoritative literature that supports your revenue recognition. In addition, quantify the amount of revenue you recognized in each period other than when products were shipped or delivered.

   2. Summary of Significant accounting policies, Intangible assets

53. You have determined that trademarks are not subject to amortization. Tell us (a) how you determined these assets have an indefinite life, and (b) what life you used prior to January 1, 2002.

   10.  Derivative financial instruments

54. For your interest-rate collar agreements, we note that you record net amounts paid or received as an adjustment to interest expense and changes in fair value as a component of other income (expense). Please tell us how you determined that these classifications are appropriate, especially since your derivative instruments do not qualify for hedge accounting. In addition, reconcile the disclosures related to the loss you recorded from the interest-rate swap terminations in 2003 in note 10 with the gain in note 21.

55. For your foreign currency contracts, we note that you record the net gain or loss upon settlement as an adjustment to cost of sales and changes in fair value recorded as a component of other income (expense). Please tell us how you determined that these classifications are appropriate, especially since your derivative instruments do not qualify for hedge accounting.

   11.  Contingent liabilities and commitments

56. We note that you have concluded, "...not a party to any lawsuit or proceeding which...is likely to have a material adverse effect on the company." The language you use to describe loss contingencies should be consistent and clear regarding whether you believe that the described contingency is remote, reasonably possible, or probable. Depending upon that determination, all other appropriate disclosures should be made. In addition, revise your disclosure to state whether any lawsuits, claims, or proceedings are material to your results of operations, financial condition, and liquidity. Refer to SFAS 5 and
SAB Topic 5:Y for guidance.

57. We note that you have been identified as a potentially responsible party pursuant to CERCLA for remediation costs associated with waste disposal sites that you previously used. However, you have not provided disclosure for any environmental liabilities within the footnotes to the consolidated financial statements. Please revise your filing to include the SFAS 5 and SAB Topic 5:Y required disclosures, or tell us why such disclosures are not necessary.

58. Please revise your annual and quarterly financial statements to break out "Provision for warranty claims" between product warranties issued during the reporting period and changes in the reserve related to pre-existing warranties in both your annual and interim statements. Refer to paragraph 14 of FIN 45 for guidance.

59. Revise the notes to your annual and interim financial statements to disclose the maximum potential amount of future payments that you could be required to make under the guarantees. Refer to paragraph
13.b. of FIN 45 for guidance.

   16.  Pension and other postretirement benefits

60. Disclose the benefits expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter. Refer to paragraph 5.f. of SFAS 132(R).

   18.  Stock plans

61. Please tell us more about your Knoll Stock Ownership Award
Plan
and how you are accounting for this plan. Provide us with a roll-forward of your compensation expense for each fiscal year from 1999 through 2003 and the six-month period ended June 30, 2004, which should include the number of units outstanding and the fair value of common stock.

   19.  Segment and geographic region information

62. On page 55 of your filing, you indicate that operating income information is available by geographic area: United States, Canada and Europe. Tell us how you meet the criteria to aggregate your geographic areas under paragraph 17 of SFAS 131, or provide all the disclosures required by SFAS 131.

63. It appears to us that you have 5 major product-lines. Please provide the disclosures required by paragraph 37 of SFAS 131.


Knoll, Inc. consolidated financial statements for the six months ended June 30, 2004

   Note 7:  Stock plans

64. We note that, on June 7, 2004, you issued 565,000 stock options at an exercise price of $32 an option. Please tell us the following information about this issuance:

* The fair market value of your common stock on June 7, 2004;

* Whether you obtained a contemporaneous, independent valuation of the fair market value of your common stock;

* The valuation methodology used to determine the fair market value;

* The significant underlying valuation assumptions; and

* The anticipated offering price.

Closing comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tracey Houser at (202) 824-1989 or Anne McConnell at
(202) 942-1795 if you have questions regarding comments on the financial statements and related matters. Please contact Amanda
Gordon at (202) 942-1945 with any other questions.



Sincerely,



Pamela Long
Assistant Director

cc:	Michael A. Schwartz, Esq., Willkie Farr & Gallagher LLP

Knoll, Inc.
October 8, 2004
Page 14